Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2020	2019
		(in thousands, except per share data)
		£	£
Research and development expenses		(5,938)	(4,350)
Administrative expenses		(1,609)	(1,346)
Net foreign exchange gains (losses)		2,127	(979)

Operating loss		(5,420)	(6,675)
Finance income		144	318

Loss before tax		(5,276)	(6,357)
Income tax credit	3	1,310	1,000

Loss for the period		(3,966)	(5,357)

Basic and diluted loss per share	4	(0.12)	(0.17)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Loss for the period	(3,966)	(5,357)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	(5)

Other comprehensive income (expense) for the period	21	(5)

Total comprehensive loss for the period	(3,945)	(5,362)

Attributable to:
Equity holders of the Company	(3,945)	(5,362)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

	Notes	March 31, 2020	December 31, 2019
		(in thousands)
		£	£
Assets
Non-current assets
Intangible assets	5	4,246	3,960
Property, plant and equipment		1,018	1,109
Deferred tax asset	3	44	46

		5,308	5,115

Current assets
Prepayments, accrued income and other receivables		4,290	4,710
Current income tax receivable	3	9,797	8,481
Cash and cash equivalents	6	47,600	51,962

		61,687	65,153

Total assets		66,995	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	8	80,840	80,840
Other reserves		63,614	62,737
Accumulated deficit		(84,021)	(80,055)

Total equity attributable to equity holders of the Company		60,433	63,522

Non-current liabilities
Provisions		26	26
Lease liabilities		485	538

		511	564

Current liabilities
Trade payables		2,456	2,412
Payroll taxes and social security		148	160
Lease liabilities		258	268
Accrued expenditure		3,189	3,342

		6,051	6,182
Total liabilities		6,562	6,746

Total equity and liabilities		66,995	70,268

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2019	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the period	—	—	—	—	—	—	(5,357)	(5,357)
Other comprehensive expense for the period	—	—	—	—	(5)	—	—	(5)

Total comprehensive loss for the period	—	—	—	—	(5)	—	(5,357)	(5,362)
Share-based payments	—	—	—	384	—	—	—	384
Exercise of share options	1	33	—	(53)	—	—	53	34

Balance at March 31, 2019	1,290	79,459	(339)	17,895	(4)	42,466	(64,117)	76,650

Balance at January 1, 2020	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the period	—	—	—	—	—	—	(3,966)	(3,966)
Other comprehensive income for the period	—	—	—	—	21	—	—	21

Total comprehensive loss for the period	—	—	—	—	21	—	(3,966)	(3,945)
Share-based payments	—	—	—	856	—	—	—	856

Balance at March 31, 2020	1,299	79,541	(339)	21,476	11	42,466	(84,021)	60,433

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(3,966)	(5,357)
Adjustments for:
Income tax credit	(1,310)	(1,000)
Amortization and depreciation	217	161
Finance income	(144)	(318)
Share-based payments	856	384
Net foreign exchange (gains) losses	(2,164)	984

	(6,511)	(5,146)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	423	(402)
Increase (decrease) in trade payables	44	(197)
Decrease in payroll taxes, social security and accrued expenditure	(165)	(347)

Movements in working capital	302	(946)

Cash used in operations	(6,209)	(6,092)

Net income tax received	—	—

Net cash used in operating activities	(6,209)	(6,092)

Cash flows from investing activities
Interest received	187	311
Payments for property, plant and equipment	(10)	(18)
Payments for intangible assets	(398)	(280)

Net cash (used in) from investing activities	(221)	13

Cash flows from financing activities
Payments for lease liabilities	(73)	(40)
Proceeds from issue of share capital	—	34

Net cash used in financing activities	(73)	(6)

Net decrease in cash and cash equivalents	(6,503)	(6,085)
Cash and cash equivalents at beginning of period	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	2,141	(979)

Cash and cash equivalents at end of period	47,600	69,908

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The comparative figures for the year ended December 31, 2019 are not the Group’s statutory accounts for that financial year within the meaning of section 434 of the Companies Act 2006. Those accounts have not yet been reported on by the Company’s auditor or delivered to the Registrar of Companies. The Company filed its Annual Report on Form 20-F for the year ended December 31, 2019 with the SEC on March 10, 2020, which included the Company’s Consolidated Financial Statements for its fiscal year ended December 31, 2019. Those financial statements have been reported on by the Company’s auditor. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2019. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2020. The financial statements comprise the financial statements of the Group at March 31, 2020. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2020.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £47.6 million at March 31, 2020 will be sufficient to fund its current operating plan for at least the next 12 months. Further, the directors have conducted a full assessment of the impact of COVID-19 on the going concern status of the Company and have concluded that it will not have a negative impact on the cash outflows of the Company over the period assessed for going concern purposes. As detailed in note 10, the Company temporarily paused the enrollment of new patients onto on-going clinical trials as a result of COVID-19, resulting in the costs relating to these activities being deferred.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. The Company currently has sufficient cash reserves to fund operations at least into the fourth quarter of 2021. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements, were the same as those that applied to the annual financial statements for the year ended December 31, 2019.

3. Income tax

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	1,315	1,007
In respect of current period U.S.	—	(1)

	1,315	1,006
Deferred tax:
In respect of current period U.S.	(4)	(6)
In respect of prior period U.S.	(1)	—

Income tax credit	1,310	1,000

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	March 31, 2020	December 31, 2019
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	9,793	8,477
U.S. tax	4	4

	9,797	8,481

Deferred tax asset
U.S. deferred tax asset	44	46

4. Basic and diluted loss per share

	For the Three Months Ended March 31,
	2020	2019
	(in thousands, except per share data)
	£	£
Loss for the period	(3,966)	(5,357)

Basic and diluted weighted average number of shares	32,479	32,227
	£	£
Basic and diluted loss per share	(0.12)	(0.17)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £4.0 million as of March 31, 2020 (as of December 31, 2019: £3.7 million) and computer software with a carrying value of £0.2 million as of March 31, 2020 (as of December 31, 2019: £0.3 million).

During the three months ended March 31, 2020, the Company acquired intangible assets with a cost of £0.4 million in relation to patents. There were no disposals of intangible assets in the three months ended March 31, 2020.

6. Cash and cash equivalents

	March 31, 2020	December 31, 2019
	(in thousands)
	£	£
Cash and cash equivalents	47,600	51,962

Cash and cash equivalents comprise cash at bank with maturities of three months or less and earn interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has three share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity.

No share options were granted during the three months ended March 31, 2020 (three months ended March 31, 2019: 120,750 share options granted).

Options granted under these plans will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period.

For the three months ended March 31, 2020, the Company has recognized £0.9 million of share-based payment expense in the statement of operations (three months ended March 31, 2019: £0.4 million).

8. Share capital and share premium

	March 31, 2020	December 31, 2019
	(in thousands)
	£	£
Share capital	1,299	1,299
Share premium	79,541	79,541

	80,840	80,840

	March 31, 2020	December 31, 2019
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	32,479	32,479

	Number of shares	Share capital	Share premium
	(in thousands)
Fully paid shares:		£	£
Balance at December 31, 2019 and March 31, 2020	32,479	1,299	79,541

9. Contingent liabilities

Under its U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on March 31, 2020, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £1.3 million (December 31, 2019: £1.3 million).

10. Events after the reporting period

COVID-19

In December 2019, a novel strain of the coronavirus SARS-CoV-2, which causes COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United Kingdom and the United States.

In response to the spread of COVID-19, all of the Company’s offices have been closed with employees continuing their work outside of the offices and restricted on-site staff to only those required to execute their job responsibilities.

Also, in April 2020, the Company announced that in order ease the burden on clinical trial sites and enable healthcare professionals to focus their efforts on caring for patients with COVID-19, the enrollment of new patients in the Company’s ongoing clinical trials has been temporarily paused. Patients who are currently enrolled in the Company’s ongoing trials are continuing to receive treatment. Subsequently, in May 2020, the Company announced that enrollment of new patients in the Company’s global Phase 3 clinical trial for patients with biliary tract cancer (NuTide:121) has re-commenced in certain geographies, including Australia, Canada, South Korea, Taiwan, Ukraine and the United Kingdom. Additionally, in May 2020, the Company announced the re-commencement of new patient enrollment in the Phase 1 and Phase 1b clinical trials of NUC-3373 and the Phase 1 clinical trial of NUC-7738. The Company continues to evaluate the impact of COVID-19 on its operations and believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. However, the precise timing of delays and overall impact is currently unknown and the Company continues to monitor the COVID-19 pandemic as it rapidly evolves.

At this time, there is no impact on the Company’s financial statements, including the judgements and estimates included in these financial statements.

Proceeds from issue of share capital

Since the end of the reporting period the Company has issued 139,489 ADSs, representing 139,489 ordinary shares, raising gross proceeds of £0.6 million.